UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41970

Lotus Technology Inc.
(Translation of registrant's name into English)

No. 800 Century Avenue
Pudong District, Shanghai, People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit No.	Description

99.1	Lotus Technology to Acquire 51% Equity Interest of Lotus Advance Technologies and Integrate All Business under Lotus Brand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.
(Registrant)

Date: April 16, 2025	/s/ Daxue Wang
Daxue Wang
Chief Financial Officer